CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

November 18, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Patrick Fullem
Re:    Smithfield Foods, Inc.
Draft Registration Statement on Form S-1
Submitted October 4, 2024
CIK No. 0000091388
Ladies and Gentlemen:
On behalf of our client, Smithfield Foods, Inc., a Virginia corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated November 1, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on October 4, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.
For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Revised Registration Statement.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show
Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.
Paul Hastings LLP | 200 Park Avenue | New York, NY 10166
t: +1.212.318.6000 | www.paulhastings.com

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 318-6007 rather than rely on the U.S. mail for such notice.
Draft Registration Statement on Form S-1 submitted October 4, 2024
Cover Page
1.    We note your disclosure that you will be a controlled company after the closing of this offering. Please revise your cover page to state whether you intend to rely on the exchange controlled company exemptions extended to the company. Further revise your disclosure here and elsewhere as appropriate to clarify whether WH Group Limited is also a controlled company and, if so, to additionally identify your ultimate controlling shareholders.
Response: The Company has revised the disclosure on the cover page to clarify that the Company intends to rely on the exchange controlled company exemptions and that WH Group Limited is not a controlled company.
Industry and Market Data, page iii
2.    We note that the prospectus includes industry and market data based on information from several third-party sources. Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. In addition, we note your statement that, "market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable." This statement appears to imply a disclaimer of responsibility for this information. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Response: The Company advises the Staff that it has not commissioned any of the industry or market data that is referenced in the prospectus and therefore no consents of third parties are required to be filed pursuant to Rule 426 of the

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Securities Act. The Company has also revised the disclosure on page (iii) to remove language in the disclaimer that implied that the Company is not liable for all information in the registration statement.
Prospectus Summary, page 1
3.    Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive advantages without equally prominent disclosure regarding your weaknesses. Please also disclose the basis for your claim that you are the largest fresh pork producer in North America, clarifying the quantitative criteria and any material assumptions upon which it is based.
Response: The Company has revised the Prospectus Summary on pages 5, 9, 11, 16 (as well as conforming changes to the Business section on pages 112, 115, 120 and 123) to disclose challenges associated with growth strategies, consumer preferences and competition, including cross-references to certain relevant risk factors. The Company has further revised the disclosure on pages 4 and 122 to revise references to the largest fresh pork “producer” to the largest fresh pork “processor,” the basis for which is included in the Revised Registration Statement on pages 1 and 108.
4.    We note the table presented at the top of page three where you present Ratio of Debt to Adjusted EBITDA, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, Ratio of Debt to Net Income, with equal or greater prominence. Please revise your disclosure in accordance with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and ensure you disclose the most directly comparable GAAP measure with non-GAAP measures throughout your filing. For example, we also note the chart on page six does not include Net Income, the most directly comparable measure to Adjusted Net Income and Adjusted EBITDA. Please revise accordingly.
Response: The Company has revised the disclosure throughout the Revised Registration Statement (for example, on pages 3, 6, 23-25, 87, 96-100 and 110) to include the most directly comparable GAAP measure, Ratio of Debt to Net Income and Net Income, respectively.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

The Offering, page 19
5.    Please revise your disclosure with respect to the overallotment shares to quantify the number thereof that will be sold by you and the selling shareholder, respectively.
Response: The Company has revised the disclosure on the cover page and on page 19 to clarify the number of overallotment shares that will be sold by the Company and the selling shareholder, respectively.
Non-GAAP Measures, page 23
6.    We note that in the table on the top of page 24 you include disclosure of Adjusted net income margin from continuing operations and Adjusted EBITDA margin from continuing operations without disclosure of the most comparable GAAP measure either in the table, or in the tables above on page 22. Please revise to include this disclosure as required by Item 10(e)(1)(i)(A) of Regulation S-K.
Response: The Company has revised the disclosure on pages 24 and 97 to include the most comparable GAAP measure.
7.    We note that in the tables on page 24 you disclose a total of the segment profit amounts. Please note that a total segment profit amount may be appropriate in the notes to the financial statements as part of the reconciliation required by ASC 280-10- 50-30, however when presented outside the notes to the financial statements, this amount represents a non-GAAP financial measure. Please revise to disclose this total segment profit amount as a non-GAAP financial measure and include the disclosures required in Item 10(e) of Regulation S-X.
Response: The Company has revised the disclosure on pages 25, 75, 80 and 84 to remove references to total segment profit in the Revised Registration Statement.

Risk Factors, page 25
8.    Please add risk factor disclosure to discuss the specific material risks that relate to your operations in Mexico and to your bioscience operations and products. In this regard, we note disclosure on page 75 identifying various factors contributing to the loss recorded by these operations in 2023.
Response: The Company has revised the disclosure on page 42 to discuss the regulatory risks associated with its bioscience operations and on page 36 to add a specific reference to Mexico in connection with anti-corruption risk. The Company

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

believes that further disclosure is not required given that its Mexican and bioscience operations combined accounted for less than 4% of revenues in 2023 and do not comprise a reportable segment.
Outbreaks of disease among or attributed to livestock can significantly affect production..., page 28
9.    We note disclosure that you we have experienced outbreaks of livestock diseases, together with the potential risks related to such outbreaks. Please expand your disclosure to more fully discuss disease outbreaks you have experienced and the actual resulting impacts on your business, financial condition, and results of operations, including quantitative information, rather than presenting such risks as potential. In this regard, we note the reference to "persistent livestock disease issues" on page 68 in connection with your decision to cease certain Missouri operations. Please make analogous revisions on page 30 with respect to product recalls you have experienced.
Response: The Company has revised the disclosure on pages 30 and 32 to address that disease outbreaks and product recalls have not had a material impact on the Company’s results of operations or financial condition.
Our controlling shareholder is required by the stock exchange on which its shares are listed to disclose and obtain approval..., page 51
10.    We note your disclosure that your controlling shareholder is subject to the listing rules of The Stock Exchange of Hong Kong Limited, including a requirement to obtain shareholders’ approval for certain corporate actions that you undertake. Please disclose whether and how these listing rules relate to the offering, and whether the offering is subject to the approval of any other regulatory authority.
Response: The Company has revised the disclosure on pages 53, 160 and 161 to clarify how the listing rules of The Stock Exchange of Hong Kong Limited relate to the offering and that the offering is subject to the approval of The Stock Exchange of Hong Kong Limited.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Our amended and restated bylaws designate the U.S. District Court..., page 58
11.    Please clarify if the exclusive forum provision applies to the Securities Exchange Act of 1934.
Response: The Company has revised the disclosure on page 60 to state that the exclusive forum provision does not apply to the Securities Exchange Act of 1934.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Results, page 74
12.    Where you identify multiple factors which contributed to material changes in your period over period results, please expand your disclosures to quantify the individual impact of each factor. As an example, your disclosure at the bottom of page 74 indicates that segment profit for the Packaged Meat segment increased due to lower raw material costs, offset by impact of lower average sales prices, the effects of the sale of Saratoga and a decline in volume. Refer to Item 303 of Regulation S-K.
Response: The Company has expanded the disclosure on pages 74-78, 80, 82, 84, and 85 to quantify the individual impact of each factor that contributed to material changes in period over period results.
Liquidity and Capital Resources, page 80
13.    Please provide the amount outstanding under the credit agreement.
Response: The Company has clarified on page 88 that, as of the date hereof, there are no borrowings outstanding under Senior Revolving Credit Facility.
Non-GAAP Measures, page 86
14.    The litigation adjustment on page 87 appears to relate to legal costs as well as litigation accruals and settlements. Please tell us the amount of each component of the adjustment and address how you considered Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination that these costs do not represent normal recurring costs.
Response: The Company has considered the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations and has revised the number of legal matters for which it adjusts its GAAP results. The

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

only two matters that are adjusted are those related to the antitrust matters as described on page 136 of the Revised Registration Statement. The Company has revised its disclosure in footnote (1) under the tables on pages 96 and 98 of the Revised Registration Statement to clarify that the amounts adjusted are solely accruals for the legal matters specified therein. The Company’s antitrust matters involve a broad scope with multiple co-defendants with joint and several liability of the co-defendants. Therefore, the Company has concluded that these items are not normal operating expenses. The component of the accruals that relates to legal defense costs includes only legal defense costs directly related to the antitrust matters and is less than $[***] in all periods reflected in the Revised Registration Statement.

When considering the appropriateness of excluding the impact of these contingent losses from the Company’s non-GAAP financial measures, the Company considers the nature and effect of the adjustment and how it relates to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment together with the following factors:

•nature of claim;
•scope and complexity of claim;
•number and size of parties involved;
•magnitude and nature of potential loss, including amount of damages claimed and/or available to claimants;
•frequency of similar litigation.
In applying the factors set forth above, the Company considered the following with respect to the antitrust matters to which it is subject:

Antitrust litigation and associated legal expenses are not a normal, recurring part of the Company’s business. With respect to the antitrust price-fixing litigation, the Company cannot identify any other litigation brought against it pursuant to Section 1 of the Sherman Antitrust Act. The complex litigation involves more than 30 related cases in various federal court jurisdictions consolidated by the Multi-District Litigation Panel and three separate state enforcement actions. Class members include numerous entities and individuals who never purchased or consumed a Smithfield product.

With respect to the antitrust wage-fixing litigation, the Company is unaware of any prior lawsuits against it – antitrust or otherwise – alleging wage-fixing.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

The magnitude and complexity of the case, including the nature and scope of the parties and alleged misconduct, distinguish this case from the Company’s ordinary litigation. The current complaint names 17 defendants and alleges wage fixing across approximately 140 separate processing plants across the United States. Plaintiffs seek treble damages and seek to impose joint and several liability against Smithfield for violations by other defendants, and less than 30% of the potential class members, which plaintiffs assert number in the hundreds of thousands, were ever employed by Smithfield.

Although costs related to these antitrust matters have been incurred over an extended period of time, each matter represents a single, discrete matter that impacts a multi-year period and is distinct from legal matters that arise in the ordinary course of business for the Company. Based on the Company’s consideration of such factors, the Company believes the amounts it is excluding from its non-GAAP measures are appropriate and do not represent normal, recurring cash expenses necessary to operate the business.

Business, page 97
15.    Please revise, in the appropriate section, to provide a brief description of WH Group Limited.
Response: The Company has provided a brief description of WH Group Limited on pages 2, 108 and 109.
Our Operations
Integrated Supply Chain and Hog Production Segment, page 111
16.    Please revise to fully discuss the specific details of your "integrated" and "differentiated supply chain."
Response: The Company has revised the disclosure on pages 5, 122 and 123 to discuss the specific details of its supply chain.
Intellectual Property, page 120
17.    Please revise to disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K. Additionally revise to disclose the material provisions of your license agreement

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

with Nathan's Famous and related party license agreements discussed on pages 145-46.
Response: The Company has revised the disclosure on pages 131 and 132 to include the duration and effect of the license agreement with Nathan’s Famous and to clarify that the Company does not have any patents, licenses, or franchises, other than the license agreement with Nathan’s Famous, that are material individually or in the aggregate to the business. The Company has further revised the disclosure on page 132 to include the material provisions of its license agreement with Nathan's Famous and cross-references to the relevant section containing the material provisions of our agreements with Rotary Vortex Limited, a wholly owned subsidiary of WH Group.
Other Regulation, page 123
18.    Please revise your disclosure to more fully discuss the draft Effluent Limitations Guidelines for wastewater discharges of meat and poultry facilities referenced on page 44. Your disclosure should discuss the Guidelines’ principal provisions, potential impact on your operations, and procedural status and timing.
Response: The Company has revised the disclosure on page 135 to discuss in greater detail the draft Effluent Limitations Guidelines in response to the Staff’s comment. The Company has also revised the risk factor on page 45 titled “Environmental regulation and related litigation and commitments could have a material adverse effect on us.”
Management
Composition of the Board of Directors, page 131
19.    Please revise to include or cross-reference disclosure regarding the rights of WH Group to nominate directors for election pursuant to the shareholders' agreement.
Response: The Company has revised the disclosure on pages 142 and 143 to include the rights of WH Group to nominate directors for election pursuant to the shareholders' agreement.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Certain Relationships and Related Party Transactions, page 144
20.    Please file as the agreements referenced in this section as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and respectfully submits that neither the Distribution Agreement with WH Group (the “Krakus Agreement”) nor the Master Sale and Purchase Agreement with Rotary Vortex Limited, a wholly-owned subsidiary of WH Group (the “Vortex Agreement”), constitute exhibits to be filed with the Revised Registration Statement under Item 601(b)(10) of Regulation S-K.
Under Items 601(a) and 601(b)(10)(i)(A) of Regulation S-K, a “Material Contract” must be filed as an exhibit to a registration statement. Specifically, Item 601(b)(10)(i)(A) of Regulation S-K details the filing requirement as, “Every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Item 601(b)(10)(ii) further specifies, “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of Items 601(b)(10)(ii)(A)-(D), in which case it shall be filed except where immaterial in amount or significance.”

Items 601(b)(10)(ii)(A)-(D) of Regulation S-K relate to: (A) certain related party contracts, unless such agreements only involve “the purchase or sale of current assets having a determinable market price, at such market price;” (B) any contract upon which the registrant is substantially dependent; (C) any contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets; and (D) a material lease under which a part of the property described in the registration statement is held. Accordingly, an analysis under Item 601(b)(10)(ii) requires an assessment of: (i) whether the contract is made in the ordinary course of the registrant’s business; (ii) if the contract is made in the ordinary course of the registrant’s business, whether the agreement is material in amount or significance; and (iii) if the agreement is made in the ordinary course of the registrant’s business and material in amount or significance, whether the agreement is one that falls within any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

The Krakus and Vortex Agreements are Ordinary Course Agreements
The Company is in the business of selling value-added packaged meats and fresh pork products. The Krakus Agreement and the Vortex Agreement are both contracts that ordinarily accompany the kind of business conducted by the Company. The Krakus Agreement provides for the exclusive right to purchase Krakus-branded ham and deli meat from a subsidiary of WH Group and sell such products under the Krakus brand. The Vortex Agreement governs the purchase and sale of the Company’s pork products to certain subsidiaries of WH Group. The Company believes that arrangements of this kind are entered into in the ordinary course of business in the food and beverage industry, as they enable access to particular brands, the acquisition/disposition of product and commercialization rights.
The Krakus and Vortex Agreements are Immaterial in Amount and Significance
While the Krakus Agreement requires the Company to purchase a minimum quantity of product annually to retain its exclusive distributor status in North and South America, the Krakus Agreement does not mandate purchase or sale minimums between the parties. The Company is also not restricted from selling similar or competing product under the Krakus Agreement. Rather, the agreement largely establishes the pricing terms for the purchase and sale of product in the ordinary course, which terms are intended to result in prices comparable to prevailing market prices for Polish ham sold by other manufacturers. During fiscal 2023, the Company’s sale of Krakus branded ham and deli meat represented less than 0.5% of the Company’s consolidated sales during the period.

The Vortex Agreement, which expires on January 1, 2025 (subject to mutual agreement between the parties to renew), neither requires WH Group to procure nor the Company to sell any specified quantities of product. Under the Vortex Agreement, WH Group is not prohibited from sourcing from other suppliers, and the Company may sell to other customers in China. Similar to the Krakus Agreement, the Vortex Agreement largely establishes the pricing terms between the parties for the purchase and sale of product in the ordinary course, with the relevant transaction prices for the pork products sold by the Company to WH Group set on an arm’s length basis with reference to market prices, including the pork cut-out values published by the USDA. During fiscal 2023, the Company’s sales of product under the Vortex Agreement represented less than 3.2% of the Company’s consolidated sales during the period.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Accordingly, the Company advises the Staff that neither the Krakus nor Vortex Agreement are material in amount or significance.
Items 601(b)(10)(ii)(A)-(D) are Inapplicable to the Krakus and Vortex Agreement
The Company respectfully advises the Staff that, even if (for argument’s sake) the Krakus or Vortex Agreement were material in amount or significance, none of Items 601(b)(10)(ii)(A)-(D) are applicable to these agreements; and, accordingly, neither the Krakus nor Vortex Agreement should be required to filed as an exhibit to the Revised Registration Statement under Item 601(b)(10) of Regulation S-K.
Item 601(b)(10)(ii)(B) is inapplicable to the Krakus and Vortex Agreement because the Company is not substantially dependent on either such contracts. As previously noted, during fiscal 2023, the Company’s sales of: (i) Krakus branded ham and deli meat represented less than 0.5% of the Company’s consolidated sales during the period; and (ii) product under the Vortex Agreement represented less than 3.2% of the Company’s consolidated sales during the period.
Items 601(b)(10)(ii)(C) and (D) are inapplicable to the Krakus and Vortex Agreement because neither such agreements are (i) a contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets or (ii) a material lease under which a part of the property described in the registration statement is held.
Each of the Krakus and Vortex Agreement are between the Company and WH Group (or its affiliates) and, therefore, with “security holders named in the registration statement” as specified in Item 601(b)(10)(ii)(A) of Regulation S-K. However, each of the Krakus and Vortex Agreement involve “only the purchase or sale of current assets having a determinable market price, at such market price,” an exception to Item 601(b)(10)(ii)(A)’s applicability. As disclosed in the Registration Statement, pricing terms for both the Krakus Agreement and the Vortex Agreement are determined by pricing formulas-based exchange and index rates. In the case of the Krakus Agreement, pricing is based on a formula utilizing the prior month’s average (i) Cooked Ham Market Price as set forth by the Poland Ministry of Agriculture (i.e., average index prices for Polish ham sold by other manufacturers) and (ii) prevailing exchange rates between the United States and Poland, thereby establishing transactions at a “determinable market price” as referenced in Item 601(b)(10)(ii)(A) of Regulation S-K. Similarly, sales under the Vortex

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Agreement are conducted through purchase orders, with transaction prices for the pork products that the Company sells to WH Group determined on an arm’s-length basis with reference to market prices, including USDA-published pork cut-out values. This approach is designed to ensure that transactions are conducted at a “determinable market price” as outlined in Item 601(b)(10)(ii)(A) of Regulation S-K.
The Company respectfully advises the Staff that, based on the above analysis, the Krakus Agreement and Vortex Agreement are: (i) agreements that ordinarily accompany the Company’s business; (ii) “immaterial in amount and significance” relative to the Company’s overall operations and (iii) not contracts for which any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K apply. Therefore, the Company respectfully further advises the Staff that is does not believe that either Krakus Agreement or Vortex Agreement are required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.
Description of Capital Stock, page 152
21.    Please set forth the approximate number of holders of each class of common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.
Response: The Company has revised the disclosure on page 164 to set forth the number of holders of each class of common equity as of the latest practicable date.
Exclusive Forum, page 157
22.    We note your disclosure that the federal district courts of the United States will be the sole and exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your risk factor accordingly.
Response: The Company has revised the disclosure on pages 60 and 169 in response to the Staff’s comment.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Consolidated Statements of Income, page F-5
23.    We note that you present (income) loss from equity method investments within operating profit (loss) on your consolidated statements of income. Please explain to us why you believe this amount is appropriately presented within operating profit (loss) rather than below income tax expense as indicated in Rule 5-03 of Regulation S-X.
Response: Rule 5-03(b)(12) of Regulation S-X requires equity method earnings to be presented after income tax expense and within (before) income from continuing operations (unless discontinued operations criteria are met), except when circumstances justify presenting it in a different manner. In that regard, the SEC Staff has indicated that presentation within income from operations may be appropriate if the equity method investee is “operationally integral” to the operations of the investor.
The Company’s primary equity method investments are its biogas joint ventures in Align, Monarch and Viceroy. These joint ventures are an integral part of the Company’s hog production assets as they are key to the Company’s ESG initiatives to reduce greenhouse gases. The Company contributed assets into Align and Monarch as part of their respective formations. Further, a portion of the investee’s assets are physically located and operate on the Company’s farms.
Until November 2022, the Company had an investment in an entity in Mexico (Norson), that had substantially similar operations as to those of the Company’s consolidated businesses. Norson is in the business of hog production and fresh pork processing.
Additionally, until July 2021, the Company had a 50% investment in another Mexican joint venture (Altosano). Similarly, Altosano has substantially similar operations as those of our consolidated businesses – hog production and fresh pork processing. The Company increased its investment from 50% to 66% in July 2021 and consolidated Altosano.
Other equity investments include a 50% owned cold storage business, which is integral to the Company’s pork operations since the Company stores its products in the cold storage facility, and a 50% interest in an entity that provides supplies to its hog production business.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

The Company believes its presentation is appropriate given the integral nature of these investments to the Company’s operations.
Note 8. Equity Method Investments, page F-34
24.    We note that the loss related to equity method investments is approximately 35% of income from continuing operations for the year ended December 31, 2023. Please tell us your consideration for including the disclosures related to summarized information of the investees as required by ASC 323-10-50-3(c).
Response: In determining the significance of the Company’s equity method investments in accordance with ASC 323, it does not believe that the equity investments are material individually and in the aggregate to the Company’s financial position or results of operations. When evaluating materiality, the Company compared the value of its investments to the Company’s consolidated assets, the total assets of its investees to the Company’s consolidated assets, the sales of its investees to the Company’s consolidated sales, the income/loss of its investees to the Company’s consolidated loss from continuing operations before income taxes. In all measures, with the exception of income/loss, the values were less than 2%. Although the loss from equity method investments was approximately 35% of total net loss from continuing operations for fiscal year 2023, the Company believes the investments are not material when considering each of these measures.
Additionally, the amount of loss from equity method investments for fiscal year 2023 was not consistent with historical operating results as it included an impairment and other costs associated with the closure of certain farms in Utah and Missouri (see Note 6). Excluding these charges, the Company would have recognized $3 million of income from equity method investments in fiscal 2023, which would have been approximately 4% of consolidated net loss from continuing operations.
Finally, the Company has generated net income exceeding $500 million on average over the previous five fiscal years and has generated over $500 million in net income from continuing operations through the first nine months of 2024. Fiscal 2023 was not indicative of historical or projected results and was adversely impacted by significant charges for litigation and restructuring activities, as well as significant adverse commodity markets that resulted in the worst performance in our Hog Production segment on record.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

Note 15. Fair Value Measurements, page F-48
25.    We note that disclosures related to the fair value measurements of your redeemable NCI do not appear to be included in Note 15. Please revise to include all disclosures required by ASC 820-10-50 including a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period attributable to various factors. See guidance in ASC 820-10-50-2(c).
Response: The Company has revised the disclosure on page F-18 to relocate the existing description of the fair value measurements of redeemable non-controlling interests (NCI) to Note 15: Fair Value Measurements on page F-49. The Company has also revised its disclosure in Note 15 to elaborate on the quantitative disclosures required by ASC 820 and more specifically, on Level 3 Inputs used in the fair value measurement of the redeemable NCI. In addition, the Company has incorporated a reconciliation of the opening and closing balances of redeemable NCI on page F-18.

Note 19: Subsequent Events, page F-55
26.    With a view toward future disclosure, please tell us how you determined the transaction for the sale of Utah hog production assets qualifies as a sale and leaseback transaction, as well as how the gain was determined.
Response: The Company advises the Staff that it has considered the guidance within ASC 842 and ASC 606. The Company evaluated the executed purchase and sale agreement and preliminary lease terms and concluded that: (i) the purchase and sale agreement was confirmed as a contract, (ii) control of the assets will be conveyed to the buyer upon closing of the transaction and (iii) the lease would be classified as an operating lease. Based on these conclusions, the Company determined that the assets will be derecognized upon closing of the transaction and a gain will be recognized for the difference between the proceeds received and the book value of the assets transferred. The Company also concluded that the lease would be accounted for as an operating lease and therefore the transaction would qualify as a sale and leaseback, which would result in the recognition of a gain at the time that the transaction closes.
Notwithstanding the Company’s evaluation, the Company has removed on page F-54 the phrase “and is expected to result in a gain” as the lease agreement has not yet been executed and therefore, the Company’s conclusion is preliminary.

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT
REQUESTED BY SMITHFIELD FOODS, INC.
November 18, 2024

General
27.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
Response: The Company is providing to the Staff on a supplemental basis copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained, or intends to retain, copies of those communications.
Please do not hesitate to contact Colin J. Diamond at (212) 318-6007, Brandon J. Bortner at (202) 551-1840 or Alex M. Herman at (212) 318-6089 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely, /s/ Colin J. Diamond
Colin J. Diamond
cc: C. Shane Smith Smithfield Foods, Inc. Colin J. Diamond, Esq. Paul Hastings LLP Brandon J. Bortner, Esq. Paul Hastings LLP Alex M. Herman, Esq. Paul Hastings LLP

Smithfield Foods, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.